February 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne McConnell

Kevin Stertzel

Re:	AMMO, INC.

Form 10-K for the fiscal year ended March 31, 2022

Filed June 29, 2022

Form 8-K

Filed June 29, 2022

File No. 001-13101

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated February 1, 2023, from the staff of the Securities and Exchange Commission regarding the above captioned filings of AMMO, Inc. (the “Company”).

Pursuant to our counsel’s discussion with Mr. Stertzel on February 10, 2023, to allow the Company to properly gather information and prepare the responses to the Comment Letter following the upcoming filing of its Quarterly Report on Form 10-Q for the period ended December 31, 2022, the Company respectfully requests an extension to respond to the Comment Letter by no later than March 3, 2023.

Please direct any comments or questions to me at (480) 947-001.

Very truly yours,

AMMO, Inc.

/s/ Robert D. Wiley
Robert D. Wiley
Chief Financial Officer